EXHIBIT 12.1

TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended June 29, 2002
Fixed charges:
Interest expense	$69
Distributions on preferred securities of manufacturing subsidiary trust, net of income taxes	13
Estimated interest portion of rents	16
Total fixed charges	$98

Income:
Income before income taxes and distributions on preferred securities of subsidiary trusts	$267
Eliminate equity in undistributed pre-tax income of Textron Finance	1
Fixed charges *	85
Adjusted income	$353

Ratio of income to fixed charges	3.6

*     Adjusted to exclude distributions on preferred securities of manufacturing subsidiary trust, net of income taxes.